Exhibit (a)(1)

LETTER FROM ABTECH ACQUISITION CORP

Dear Stockholders of Abtech Holdings, Inc.

On December 10, 2018, stockholders holding greater than ninety percent (90%) of the issued and outstanding common stock of Abtech Holdings, Inc. (“Abtech”) stated their intent to take Abtech private through a “short-form” merger with Abtech Acquisition Corp (“Newco”). The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

•	tell you more about the merger,
•	explain why we believe that the $1.10 per share in cash, without interest, that you will receive in the merger is fair consideration for your shares, and
•	let you know about your dissenter’s rights under Nevada law.

Neither you nor the Board of Directors of Abtech is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Nevada law, Newco will own a sufficient number of shares to cause the merger to occur. After the merger, Abtech will be merged with Newco, with Newco being the surviving entity. In the merger, which we expect will occur on [•], 2019 or as soon thereafter as possible, you will receive $1.10 in cash, without interest, for each share of Abtech common stock that you own as of that date. If you do not believe that $1.10 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise dissenter’s rights under Nevada law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $1.10 PER SHARE OR TO EXERCISE YOUR DISSENTER’S RIGHTS. The price per share that you receive after exercising your dissenter’s rights may be greater or less than $1.10 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Dissenter’s Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory dissenter’s rights, will be set forth in the Notice of Merger and Dissenter’s Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

After the merger, the Abtech common stock will not be publicly traded. Abtech will also suspend its public reporting obligations with the Securities and Exchange Commission. In addition, the merger may have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely,

ABTECH ACQUISITION CORP.

By:
Name:
Title: